Exhibit 99.1

Fly Leasing Shareholders Approve Acquisition by Carlyle Aviation

DUBLIN, Ireland and NEW YORK, June 10, 2021 – Fly Leasing Limited (NYSE: FLY) (“FLY”) announced today that it has received shareholder approval to be acquired by an affiliate of Carlyle Aviation Partners (“Carlyle Aviation”), the commercial aviation investment and servicing arm within Carlyle’s $59 billion Global Credit platform. Approximately 99.9% of the votes cast at the special general meeting of FLY’s shareholders voted in favor of the transaction.

Closing of the transaction remains subject to the satisfaction or waiver of customary closing conditions, including receipt of regulatory approvals. The transaction is expected to close prior to the end of July 2021. Upon closing, FLY shareholders will receive $17.05 per share in cash for each FLY share that they own.

Following the closing of the transaction, FLY shares will no longer be listed on the New York Stock Exchange and the company will become part of Carlyle Aviation.

About FLY
FLY is a global aircraft leasing company with a fleet of modern and fuel-efficient commercial jet aircraft. FLY leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information visit www.flyleasing.com.

About Carlyle
Carlyle (NASDAQ: CG) is a global investment firm with deep industry expertise that deploys private capital across three business segments: Global Private Equity, Global Credit and Investment Solutions. With $260 billion of assets under management as of March 31, 2021, Carlyle’s purpose is to invest wisely and create value on behalf of its investors, portfolio companies and the communities in which we live and invest. Carlyle employs more than 1,800 people in 29 offices across five continents. Further information is available at www.carlyle.com. Follow Carlyle on Twitter @OneCarlyle.

About Carlyle Aviation Partners
Carlyle Aviation Partners is the commercial aviation investment and servicing arm of Carlyle’s $59 billion Global Credit platform. It is a multi-strategy aviation investment manager that seeks to capitalize on its extensive technical knowledge, in-depth industry expertise and long-standing presence in the aviation sector. As of March 31, 2021, it has a team of more than 90 employees and offices in the US, Ireland and Singapore.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to the safe harbor created thereby. Statements that are not historical or current facts, including statements about beliefs and expectations and statements relating to the expected timing of the closing of the transaction with an affiliate of Carlyle Aviation Partners, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including, but not limited to: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, the receipt of regulatory approvals; unanticipated difficulties or expenditures relating to the proposed transaction; legal proceedings, judgments or settlements, including those that may be instituted against the company, the company’s board of directors and executive officers and others following the announcement of the proposed transaction; disruptions of current plans and operations caused by the announcement and pendency of the proposed transaction; potential difficulties in employee retention due to the announcement and pendency of the proposed transaction; the response of customers, suppliers, business partners and regulators to the announcement of the proposed transaction; and other risks and uncertainties and the factors identified under “Risk Factors” in Part I, Item 3 of FLY’s Annual Report on Form 20-F for the year ended December 31, 2020, and updated in subsequent reports filed by FLY with the SEC.  These reports are available at www.flyleasing.com or www.sec.gov.  Forward-looking statements speak only as of the date they are made, and FLY undertakes no obligation to update them in light of new information or future events.

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Contacts:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Christa Zipf
Carlyle
+1 347-621-8967
christa.zipf@carlyle.com